ADIENT PLC

25-28 North Wall Quay, IFSC

Dublin 1, Ireland

November 3, 2017

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Cecilia Blye, Chief

Office of Global Security Risk

Re:	Adient plc
Form 10-K for Fiscal Year Ended September 30, 2016
Filed November 29, 2016
File No. 000-14948

Dear Ms. Blye:

On September 21, 2017, the U.S. Securities & Exchange Commission’s Division of Corporation Finance (the “Commission”) issued a comment letter regarding Adient plc’s (“Adient”) Form 10-K for its Fiscal Year ended September 30, 2016. This comment letter requested information regarding potential third-party transactions with Sudan and Syria, which are subject to economic sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce’s Bureau of Industry & Security (“BIS”).1

After receiving this comment letter, Adient conducted a thorough review of its international sales and operations aimed at identifying any direct or indirect transactions with Sudan, Syria, or parties from these countries. This review encompassed Adient and each of its consolidated subsidiaries on a global basis, as well as certain unconsolidated joint ventures operating in Asia, Europe, and Latin America. It also addressed other potential economic sanctions and export control risks, including those implicating Specially Designated Nationals (“SDNs”) targeted by OFAC and additional countries and territories subject to comprehensive sanctions programs.2

This review found no evidence that Adient or any of its consolidated or controlled affiliates engaged in any commercial or financial transactions involving Sudan, Syria, or entities from those countries. Nor is there any indication of similar commercial activity involving SDNs, other comprehensively sanctioned countries, or parties subject to similar prohibitions under the EAR. We describe these findings in greater detail below. To facilitate your review, we present each comment from the Commission’s letter followed by Adient’s corresponding response.

[1]	Adient does not manufacture defense articles or provide defense services. As such, it is not subject to the International Traffic in Arms Regulations. See generally 22 C.F.R. Parts 120-130.
[2]	The additional countries and territories addressed in this review included Cuba, Iran, North Korea, and the occupied Ukrainian Region of Crimea. This approach is consistent with the prohibitions set forth in OFAC’s regulations and the EAR, respectively. See generally 31 C.F.R. Part 500 and 15 C.F.R. Parts 730-774.

U.S. Securities and Exchange Commission

November 3, 2017

Comment 1:    On page 6, you state that you supply your products to all of the global automotive OEMs. We are aware of publicly available information indicating that some of the automakers you have identified sell or recently have sold vehicles in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, joint ventures, customers or other direct or indirect arrangements. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Adient’s review found no evidence of past, current, or anticipated contacts with Sudan or Syria, be it directly through Adient and its affiliates, or indirectly through distributors, customers, or other third parties. Adient does not have any subsidiaries, affiliates, offices, investments, or employees in either Sudan or Syria. Nor does Adient have any agreements, arrangements or other contacts with the Sudanese or Syrian Governments or any entities known to be controlled by the Sudanese or Syrian Governments. Most significantly, Adient does not have any third-party dealers or distributors authorized to sell its products to Sudan, Syria, or parties from these countries.

There is also no evidence indicating that Adient or its affiliates have any past, current, or anticipated contracts with Cuba, Iran, North Korea, and the occupied Ukrainian region of Crimea. The same is equally true with respect to SDNs or other prohibited parties. Collectively, these findings cover each of the countries designated as of the date of this letter as state sponsors of terrorism by the U.S. Department of State, as well as prohibited parties and countries targeted under the EAR and various OFAC sanctions programs.

Based on Adient’s review of publicly available information, it is our understanding that certain Original Equipment Manufacturers (“OEMs”) located in China may sell certain passenger vehicles to Sudan, Syria, and other comprehensively sanctioned countries. Although Adient sells products to some of these Chinese OEMs, it does so on a general inventory basis within China itself. This means that Adient does not know – and ultimately cannot determine – where these Chinese OEMs may ultimately sell passenger automobiles containing Adient’s products. To the extent that any Adient products appear in Chinese vehicles sold in sanctioned countries, these third-party sales occur without Adient’s participation, facilitation, or knowledge.

In addition, Adient’s review of its recent conflict minerals disclosures to the Commission in its Form SD and related conflict minerals report found a reference to a single Sudanese metal smelter. Further inquiries into this issue found that the information regarding this smelter came from a third-party supplier, which in turn obtained the information through suppliers in its own multi-tiered global supply chain. Adient did not knowingly source metals from this Sudanese smelter, did not conduct transactions with the Sudanese smelter, and has robust economic sanctions screening procedures that would have identified and blocked prospective business with a Sudanese party, such as this smelter, before it occurred. To the extent that Adient has any indirect exposure to this smelter, it is through a third party supplier’s foreign supply chain – one in which Adient has little visibility and no control.

U.S. Securities and Exchange Commission

November 3, 2017

Although each of the potential risks identified is indirect and highly attenuated, Adient maintains a robust international trade compliance program and remains committed to compliance with all applicable economic sanctions and export control laws. This program is backed by a professional trade compliance department, management oversight and internal controls tailored to address economic sanctions, export controls, and other applicable laws. Together, these measures are designed to protect Adient from inadvertent exposure to potential economic sanctions and export control risks.

Comment 2: Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As explained in greater detail above, Adient and its affiliates do not have any direct or indirect, past or current contacts with Sudan, Syria, or any other country or party subject to U.S. economic sanctions or export control laws. There is also no indication of indirect dealings with prohibited countries or parties through distributors, customers, or other third parties. To the extent that there is any potential exposure to Sudan, Syria, or other similar risks, it arises from third-party activities occurring overseas that would be beyond the scope of Adient’s knowledge or control. Because this potential exposure is highly attenuated, Adient believes that they are unlikely to result in OFAC or BIS inquiries, and even less likely to present material risk.

Adient’s robust international trade compliance program further mitigates these potential concerns. As explained above, Adient’s program is backed by a professional trade compliance department, management oversight, and internal controls. These measures demonstrate Adient’s commitment to compliance with all applicable economic sanctions and export control laws. More significantly, they are designed to protect Adient from inadvertent exposure to potential risks while proactively addressing legitimate shareholder concerns in these substantive areas.

Finally, Adient consistently adapts and improves its international trade compliance program in response to new information and changing world events. This includes automatically updating existing screening system to identify new SDNs, adopting proactive measure to minimize Adient’s exposure to sanctioned parties in the Russian automotive sector, and conducting periodic assessments of existing policies, procedures, and internal control with the assistance of outside legal counsel. These steps will address the potential risks identified in Adient’s review and help ensure compliance with applicable U.S. economic sanctions and export control laws.

U.S. Securities and Exchange Commission

November 3, 2017

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Please contact met at (414) 220-8900 with any questions regarding this letter or the information contained herein.

Sincerely yours,

/s/ Cathleen A. Ebacher

Cathleen A. Ebacher

Vice President, General Counsel & Secretary

Adient plc

cc:	Anne Nguyen Parker
Assistant Director, Division of Corporation Finance

Pradip Bhaumik
Special Counsel, Office of Global Security Risk

R. Bruce McDonald,
Chairman & Chief Executive Officer, Adient plc

Jessica S. Lochmann, Foley & Lardner, LLP

Christopher M. Swift, Foley & Lardner, LLP